P.E. 1/31/02

FORM 6-K

02014914

RECEIVED FEB 1 4 2002 143

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934.

For the month of: JANUARY 2002

SEC Registration Number 0-18670

GREAT BASIN GOLD LTD.
1020-800 West Pender Street
Vancouver, BC
V6C 2V6

PROCESSED
FEB 2 0 2002
THOMSON
FINANCIAL

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F __X__ Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _____ No __X__

(If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________)

Enclosed:

1. News release dated January 17, 2002

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GREAT BASIN GOLD LTD.

S Main

SHIRLEY MAIN

January 29, 2002

Great Basin Gold Ltd.

1020 • 800 W Pender St
Vancouver BC
Canada V6C 2V6
Tel 604 684 • 6365
Fax 604 684 • 8092
Toll Free 1 800 667 • 2114
http://www.hdgold.com

GIANT GOLD SYSTEM POTENTIAL AT IVANHOE

January 17, 2002, Vancouver, BC – Ronald W. Thiessen, President and CEO of Great Basin Gold Ltd. (CDNX-GBG; OTC.BB-GBGLF) is pleased to announce the important discovery of a second major structural trend at its Ivanhoe property in Nevada. This new structural trend provides excellent potential to find significant, additional high-grade gold vein systems. Detailed relogging of previous drill holes and interpretive work has revealed a number of blind, north-northwest trending faults with large scale displacements associated with the Hollister disseminated gold deposit and its underlying Clementine, Gwenivere and South Gwenivere high-grade gold-silver feeder veins (see Map 1). Recognition of these unexposed fault structures, which are covered by younger volcanic rocks, is important for several reasons. First, dilational zones along the faults offer outstanding untested potential for the discovery of major, high-grade gold-silver veins. Second, these faults appear to be master shears that controlled the development of the east-west trending Clementine, Gweneivere and South Gwenivere vein systems. Under this new interpretation, the Clementine, Gwenivere and South Gwenivere are only secondary structures within a considerably larger structural regime. The Clementine, Gwenivere and South Gwenivere veins are already known to host a resource in excess of one million gold equivalent ounces that is open to expansion. Development of these high grade gold veins alone, is forecast to yield a project rate of return of 116% and a net present value of US$107 million (see News Release dated December 6, 2001). Third, the north-northwest trend of the newly identified fault structures is the same as the principal ore structures in all other known mid-Miocene (15 million year old) gold deposits in northeastern Nevada that are related to the Northern Nevada Rift and Carlin Trend. Examples include the Ken Snyder, Mule Canyon and Buckhorn mines (see Map 2).

Of striking note is the similarity in orientation of the Clementine, Gwenivere, South Gwenivere vein trends at Ivanhoe to the Gold Crown and related vein sets at the Ken Snyder Mine (see Map 3), located 14 miles to the north. The newly recognized major, north-northwest trending structures at Ivanhoe have a similar orientation and sense of displacement as the Colorado Grande vein, which hosts the bulk of the gold-silver resources at the Ken Snyder Mine (Goldstrand and Schmidt, 2000). By analogy, the veins that have been drilled to date at Ivanhoe, parallel vein trends that are secondary splays like the Gold Crown vein at Ken Snyder, further emphasizing the potential importance of the north-northwest direction. A major drilling program to systematically confirm this exciting and important trend at Ivanhoe is in the planning stages. Great Basin Gold has a strong treasury of $7.5 million and no debt.

For further details on Great Basin Gold Ltd. and the Ivanhoe property please visit the Hunter Dickinson Inc. website at www.hdgold.com or contact Investor Services at (604)684-6365 or within North America at 1-800-667-2114.

ON BEHALF OF THE BOARD OF DIRECTORS

Ronald W. Thiessen
President and CEO

No regulatory authority has approved or disapproved the information contained in this news release.

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's annual Form 20-F filing with the United States Securities Commission.



ORIENTATION OF STRUCTURES
MASTER FAULTS
NEW MAJOR VEIN TARGETS
SECONDARY SPLAYS
KNOWN VEIN SYSTEMS
N
Butte Fault
East Clementine Fault
West Hatter Graben Fault
HATTER GRABEN
East Hatter Graben Fault
Eocene Fault
VELVET
CLEMENTINE
GWENIVERE
SOUTH GWENIVERE
HOLLISTER GOLD VEINS
Fault
SubTertiary Outline of the Hatter Stock
Eocene Fault
Fault
Hollister Disseminated Gold Deposit Outline
2500 Feet
IVANHOE FAULT STRUCTURE TRENDS

MAP 1



117°W
Buckskin National Mine
15.0 Ma
N
CARLIN
Northern
Ken Snyder Mine
15.3 Ma
Ivanhoe
15.3 Ma
41°N
Nevada
Dee
TREND
Goldstrike Mine
Mule Canyon Mine
15.6 Ma
Early to Mid Miocene Volcanic Rocks
Rift
Buckhorn Mine
15.0 Ma
Nevada USA
20 MI
40 Km
TWO STRUCTURAL TRENDS CROSS

MAP 2



ORIENTATION OF STRUCTURES
MASTER FAULTS
MAJOR VEIN
SECONDARY SPLAYS
SECONDARY VEINS
N
Colorado Grande Vein
Gold Crown Vein
2500 Feet
From Goldstrand and Schmidt, 2000
PLAN OF KEN SNYDER MINE VEINS

MAP 3